UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Industrial Tech Acquisitions II, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45635R108

(Cusip Number)

Geoffrey Morgan

Croke Fairchild Duarte & Beres LLC

180 N. LaSalle Street, Suite 3400

Chicago, IL 60601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45635R108

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Altris, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 79,200
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 79,200
	10	Shared Dispositive Power: —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 79,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 5.9%[1]
14	Type of Reporting Person (See Instructions): IA

1 Based on 1,348,887 shares of Common Stock outstanding as of August 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

SCHEDULE 13D

CUSIP No. 45635R108

1	Name of Reporting Person: Harold Azencott I.R.S. Identification Nos. of Above Person (entities only):
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 7,000
	8	Shared Voting Power: 86,200 —
	9	Sole Dispositive Power: 7,000
	10	Shared Dispositive Power: 86,200 —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,150
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 6.4%[1]
14	Type of Reporting Person (See Instructions): IN

1 Based on 1,348,887 shares of Common Stock outstanding as of August 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock (the “Common Stock”) of Industrial Tech Acquisitions II, Inc., a Delaware corporation (the “Issuer” or “Registrant”). The address of the principal executive offices of the Issuer is 5090 Richmond Ave, Suite 319, Houston, Texas 77056, and its telephone number is 713-599-1300

Item 2. Identity and Background.

This Schedule 13D is being filed by Altris, Ltd. (“Altris”) and Harold Azencott (individually, a “Reporting Person” and collectively, the “Reporting Persons”).

Altris is a multi-strategy portfolio manager. Mr. Azencott is the Chief Executive Officer of Altris. The principal business address for the Reporting Persons is 40 Tuval Street, Ramat Gan, 5252247, Israel. Mr. Azencott is a citizen of Israel.

The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Altris used working capital and Mr. Azencott used personal funds to make the purchases of Common Stock listed on Schedule I hereto.

Item 4. Purpose of Transaction.

The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company’s policies, including its insider trading policy, as applicable.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. The Common Stock beneficially owned by Altris is held by two funds, and Altris and Mr. Azencott have voting and dispositive power of the securities held by such funds. Those funds are Aloha Global Opportunities, LP and Altris Global Opportunities, LP.

(c) Schedule I sets forth the transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

(d) The Common Stock beneficially owned by Altris is owned by two funds, and the Reporting Persons have voting and dispositive power of the securities held by such funds. Those funds are Aloha Global Opportunities, LP and Altris Global Opportunities, LP. The limited partners of those funds have the right to receive their pro rata portion of dividends from or proceeds from the sale of the Common Stock.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2023

Altris Ltd.

By:	/s/ Harold Azencott
Name:	Harold Azencott
Title:	Chief Executive Officer

Harold Azencott

/s/ Harold Azencott

SCHEDULE I

The following table lists all transactions completed by the Reporting Person in the Common Stock since July 22, 2023, which were all completed through open market purchases.

Altris Ltd.

Date	Shares bought	Price
August 15, 2023	300	$10.51
August 15, 2023	300	10.52
August 15, 2023	2,300	10.53
August 15, 2023	100	10.6
August 15, 2023	1,100	10.60836364
August 15, 2023	280	10.60714286
August 15, 2023	1,100	10.61909091
August 15, 2023	300	10.61666667
August 15, 2023	200	10.63
August 21, 2023	2,000	10.75
August 21, 2023	2,000	10.75
August 21, 2023	1,000	10.75
August 21, 2023	400	10.72
August 21, 2023	200	10.75
August 21, 2023	120	10.74991667
August 21, 2023	400	10.72
August 21, 2023	100	10.75
August 22, 2023	800	10.74
August 22, 2023	16	10.71
August 22, 2023	184	10.74
August 22, 2023	592	10.72
August 22, 2023	100	10.74
August 24, 2023	200	10.72
August 24, 2023	5,908	10.73957
August 24, 2023	4,700	10.74
August 24, 2023	100	10.7408
August 24, 2023	200	10.75
August 25, 2023	2	10.72
August 25, 2023	500	10.74
August 25, 2023	500	10.74
August 25, 2023	298	10.75
August 28, 2023	984	10.75
August 29, 2023	100	10.85
September 1, 2023	100	10.83
September 5, 2023	100	10.785
September 5, 2023	100	10.8
September 5, 2023	100	10.785
September 5, 2023	100	10.82
September 6, 2023	100	10.83
September 6, 2023	200	10.75
September 6, 2023	2,500	10.75
September 6, 2023	5,000	10.75
September 6, 2023	4,316	10.75
September 6, 2023	100	10.75
September 6, 2023	841	10.75
September 6, 2023	200	10.82
September 8, 2023	1,000	10.78
September 8, 2023	100	10.78
September 8, 2023	100	10.78
September 8, 2023	9	10.76
September 8, 2023	2,500	10.78
September 8, 2023	1,150	10.77965217
TOTAL	46,000	—

Harold Azencott

Date	Shares bought	Price
August 23, 2023	900	$10.7200
August 23, 2023	400	10.7200
August 23, 2023	400	10.7200
August 23, 2023	61	10.7200
August 23, 2023	39	10.7200
August 24, 2023	40	10.7400
August 24, 2023	1000	10.7400
August 24, 2023	100	10.7400
August 24, 2023	160	10.7400
August 24, 2023	100	10.7400
August 24, 2023	133	10.7400
August 24, 2023	100	10.7400
August 24, 2023	900	10.7400
August 25, 2023	42	10.7200
August 25, 2023	42	10.7200
September 22, 2023	100	10.7400
September 22, 2023	90	10.7400
September 22, 2023	100	10.7400
September 22, 2023	100	10.7400
September 22, 2023	400	10.7400
September 22, 2023	100	10.7400
September 22, 2023	698	10.7400
September 22, 2023	1937	10.7400
TOTAL	7000	—